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Exhibit 3.1

AMENDMENT NO. 3 TO
FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF
PACIFIC ENERGY PARTNERS, L.P.

        This Amendment No. 3 (this "Amendment No. 3") to First Amended and Restated Agreement of Limited Partnership of Pacific Energy Partners, L.P. (the "Partnership"), as amended by Amendment No. 1, effective as of August 1, 2003 and Amendment No. 2, effective as of January 27, 2004 (the "Partnership Agreement"), is entered into effective as of March 26, 2004, by Pacific Energy GP, Inc., a Delaware corporation, as general partner of the Partnership (the "General Partner"). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

        WHEREAS, the General Partner, the Organizational Limited Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of July 26, 2002;

        WHEREAS, the General Partner adopted Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of the Partnership effective as of August 1, 2003;

        WHEREAS, the General Partner adopted Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of the Partnership effective as of January 26, 2004;

        WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

        WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

        NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

        Section 1. Amendment.

          Section 5.7 is hereby amended as follows:

          (a)   Section 5.7(a) is hereby amended by deleting subclause (ii) in its entirety and replacing such clause with the following:

            "(ii) in accordance with the provisions of Sections 5.7(b), (c), (d), (e), (g) or (h) below,"

          (b)   Section 5.7 is hereby further amended by adding a new subsection (h) thereto:

      (h) During the Subordination Period, the Partnership may also issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the "Remaining Basket Amount"), which issuance may subsequently be restored to the Remaining Basket Amount as set forth in, and subject to, the following provisions of this Section 5.7(h):

      (i)
      With respect to each such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

      (ii)
      With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with an Acquisition that has not been completed:

      (1)
      The terms of such Acquisition shall have been approved by the Board of Directors of the General Partner.

      (2)
      Upon completion of such Acquisition and application of the net proceeds received from such issuance to finance such Acquisition, the provisions of sub-clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition meets the standards set forth in Section 5.7(b) and referred to as the "Accretion Test".

      (3)
      The Accretion Test in clause (2) above shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(b).

      (iii)
      With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

      (1)
      A definitive construction, development or other similar plan for such Capital Improvement shall have been approved by the Board of Directors of the General Partner on or prior to the date such Parity Units are to be issued.

      (2)
      Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the issuance of Parity Units in connection with such Capital Improvement have been applied to such Capital Improvement, the provisions of sub-clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters' over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, further, however, that such Capital Improvement meets the standards in Section 5.7(b) and referred to as the "Accretion Test".

      (3)
      The Accretion Test in clause (2) above shall be performed immediately following Commencement of Commercial Service and in accordance with Section 5.7(b).

        Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

        Section 3. Governing Law. This Amendment No. 3 will be governed by and construed in accordance with the laws of the State of Delaware.

[The Remainder Of This Page Is Intentionally Blank]

        IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 3 as of the date first set forth above.

GENERAL PARTNER:
PACIFIC ENERGY GP, INC.
By:	/s/ IRVIN TOOLE, JR. Irvin Toole, Jr. President and Chief Executive Officer

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AMENDMENT NO. 3 TO FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF PACIFIC ENERGY PARTNERS, L.P.